UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING
                                                               333-120688

                                                               CUSIP NUMBER

                                                               030258 20 6

(Check One): [X] Form 10-KSB   [ ] Form 11-K   [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended:  December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

	PART I - REGISTRANT INFORMATION


	American TonerServ Corp.
	---------------------------------------------------------
	Full Name of Registrant

	420 Aviation Blvd. Suite 103
	---------------------------------------------------------
	Address of Principal Executive Office (Street and Number)

	Santa Rosa, CA 95403
	---------------------------------------------------------
	City, State and Zip Code


	PART II - RULES 12b-25(b) AND (c)

	If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to a number of changes that needed to be made to the report that arose late in the drafting process, the Registrant was unable to provide a final version of the draft of the Form 10-KSB to its auditors in sufficient time to permit them to complete their review by the due date of the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Daniel J. Brinker               800                736-3515
     ------------------------       -----------       ------------------
             (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no,
identify report(s). [ X ] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that it will report a net loss for the year ended December 31, 2007 $4,832,325 as compared to a net loss of $1,933,869 for the year ended December 31, 2006. The increase in the net loss of $2,898,456 was primarily attributable to an increase in salaries and wages with the hiring of the management team, additional professional fees relating to the Company's business plan being implemented for a full twelve months as compared to the last six months of 2006 and a full year of General and Administrative costs and support staff for 2007.

______________________________________________________________________________


                            American TonerServ Corp.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 2008        By:  /s/ Daniel J. Brinker
                                 ----------------------------------------
                                 Daniel J. Brinker, President